SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: April 4, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc.’s Research Collaborators Present Interim Phase I
Combination REOLYSIN®/Radiation Clinical Trial Data at AACR Conference
CALGARY, AB, — April 4, 2006 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that interim results of its Phase I combination REOLYSIN®/radiation clinical trial will be presented this morning at the American Association for Cancer Research (AACR) annual meeting in Washington, D.C. The interim results indicated that the combination of intratumoural REOLYSIN® and radiation was well tolerated and that both local clinical responses and early indications of systemic effects were observed. The presentation is entitled “Phase I trial of intratumoural administration of reovirus type 3 (Reolysin) in combination with radiation in patients with advanced malignancies.”
“Indications of activity when combining REOLYSIN® with what is generally considered to be a palliative dose of radiation are certainly encouraging,” said Dr. Brad Thompson, President and CEO of Oncolytics. “On the strength of this data, we are currently designing a Phase II combination REOLYSIN®/radiation trial, at this radiation dosage, for inclusion in our overall Phase II clinical program. That trial is expected to begin following the completion of the ongoing Phase I trial.”
The Phase I open label study is evaluating the feasibility, safety and anti-tumour effects of intratumoural administration of REOLYSIN® in combination with localized radiation therapy in patients with advanced cancers, using two different radiation dosages and schedules. The primary objective of the study is to determine the maximum tolerated dose and dose limiting toxicities, if any, and the safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. The secondary objective is to examine any evidence of anti-tumour activity. Patients with advanced or metastatic solid tumours that are refractory to standard therapy, or for which no curative standard therapy exists, are eligible. The patients will have a target lesion that has not previously been treated with radiation but for which palliative radiation treatment is indicated. The treatment consists of a constant amount of radiation, in this case 20 Grays, administered in five fractions on consecutive days, and two intratumoural injections of REOLYSIN® on days two and four at the following dose escalation levels — 108, 109 and 1010 TCID50.
Preliminary observations in the first seven patients show that the combination of intratumoural REOLYSIN® and radiation has been well-tolerated. Most toxicities have been mild, generally grade 1 and 2, and include fever, sweating and skin erythema. One patient in the second cohort developed grade 3 fatigue and grade 2 flu-like symptoms and could not receive the second REOLYSIN® injection. There has been no evidence that the REOLYSIN® injections exacerbated the acute reactions expected from the radiation. There was also no evidence of viral shedding in the blood, urine, stool or sputum on day eight post-REOLYSIN® injection.
Interim analysis has shown evidence of local responses and an indication of systemic effects. Amongst the first five patients that completed treatment, three patients had partial tumour responses. There was one case of progressive disease at one month, one case of stable disease at one month, two cases of partial responses at one, two and three months and one case of stable disease at one and two months, which became a pathological partial response at three months. CT scans from the treated lymph node tumour in the first patient in the trial clearly show the partial response, which has now lasted for over eight months. A metastatic tumour in this patient that was outside the radiation field also showed a partial response.

Oncolytics will host a webcast at 12:00 p.m. ET today, April 4, 2006, to provide a clinical trial update specifically focusing on the interim Phase I combination REOLYSIN®/radiation clinical trial results being presented in an oral presentation at the AACR Annual Meeting. The presentation will be available on the Oncolytics website later today.
The live audio webcast will be available at:
http://w.on24.com/r.htm?e=21624&s=1&k=60E516ABE1419DCAB6502DB7A33029D1 or through www.oncolyticsbiotech.com. Please connect to the link at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through April 13, 2006. To access the telephone replay, dial 1-416-640-1917 or 1-877-289-8525 and enter reservation number 21182106.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the schedule, success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Cathy Ward	Nick Hurst
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext. 226
Fax: 403.283.0858	Fax: 416.815.0080
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com
www.oncolyticsbiotech.com

The Investor Relations Group	RenMark Financial Communications
Damian McIntosh	John Boidman
11 Stone Street, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com